Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following press release was issued by MarkWest Energy Partners, L.P. on November 20, 2015.

MarkWest Energy Partners, L.P.	Contact:	Frank Semple, Chairman, President & CEO
1515 Arapahoe Street		Nancy Buese, Executive VP & CFO
Tower 1, Suite 1600		Josh Hallenbeck, VP of Finance & Treasurer
Denver, CO 80202	Phone:	(866) 858-0482
	E-mail:	investorrelations@markwest.com

Proxy Advisory Firms Glass Lewis and Egan-Jones Recommend that MarkWest Unitholders Vote “For” the Combination of MarkWest and MPLX

Unitholders Encouraged to Vote Now, Ahead of December 1, 2015 Meeting

DENVER, Nov. 20, 2015 - MarkWest Energy Partners, L.P. (NYSE: MWE) (MarkWest) announced today that Glass Lewis & Co., LLC (“Glass Lewis”), and Egan-Jones Proxy Services (“Egan-Jones”), two independent proxy advisory firms, have issued reports recommending that MarkWest unitholders vote “FOR” the combination of MarkWest and MPLX (NYSE: MPLX). The recommendations of Glass Lewis and Egan-Jones follow Institutional Shareholder Services Inc.’s (ISS) recent report that also recommended that MarkWest unitholders vote “FOR” the MarkWest-MPLX combination.

In making its recommendation, Glass Lewis’ report, issued on Nov. 19, 2015 stated:

“In terms of strategic and financial considerations, we believe the merger presents an opportunity for MarkWest to enhance scale, accelerate growth and diversify operations across the value chain of upstream, midstream and downstream activities. The merger combines MarkWest’s premier position in the Marcellus and Utica Shales with Marathon’s and MPLX’s premier downstream assets. Together, the partnerships expect to capitalize on significant strategic opportunities and commercial synergies. From MarkWest’s perspective, the combination offers additional stability in a challenging environment in the form of greater diversification and enhanced cash flows, as well as a strong partner in Marathon with an investment-grade balance sheet, significant liquidity and cash flow.”

Furthermore, Glass Lewis stated:

“Combined, the partnerships stand to realize greater scale, financial strength, diversity of operations and accelerated growth, among other benefits, than MarkWest could likely realize on its own. As a result, we believe the merger will ultimately lead to enhanced financial performance and superior value for unitholders. Considering that the merger consideration represented a compelling value at the time of the announcement, despite the significant decline in such implied value post-announcement, in light of the recent negative returns for the sector overall and the enhancements made by increasing the cash consideration, as well as our opinion that the strategic benefits of the combination remain largely intact, we believe the merger remains advisable.”

“The recommendations from the three major independent proxy advisory firms further support the strategic and financial logic of this merger,” stated Frank Semple, Chairman, President and Chief Executive Officer of MarkWest Energy GP, L.L.C. “We believe that by joining together with MPLX, we’ll be able to drive tremendous value for our producer customers, and superior, long-term returns for our unitholders. We strongly recommend unitholders vote “FOR” the transaction and related matters and submit their proxy as soon as possible.”

Unitholders can submit their proxies either by telephone, via the internet or by marking, signing and dating the proxy card that was provided to unitholders along with the proxy statement and prospectus.

The transaction is subject to approval by MarkWest unitholders and other customary closing conditions and, subject to the satisfaction of those conditions, is expected to close in December 2015. The date of the special meeting of MarkWest common unitholders is Dec. 1, 2015. MarkWest unitholders of record as of Oct. 5, 2015, will be entitled to vote on approval of the merger and the associated proposals.

If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, bank or other nominee, it will have the same effect as a vote “AGAINST” the merger proposal. On Nov. 18, 2015, MarkWest completed mailing supplemental proxy materials.

Your vote is very important regardless of the number of MarkWest common units you own. The merger cannot be completed unless the holders of at least a majority of the outstanding MarkWest common units, voting together as a single class, vote for the proposal to approve the merger agreement and the transactions contemplated thereby at the special meeting of MarkWest common unitholders (the “Merger Proposal”). At the special meeting, MarkWest common unitholders will also vote on an advisory compensation proposal (the “Advisory Compensation Proposal”) and on a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and transactions contemplated thereby at the time of the special meeting (the “Adjournment Proposal”).

If you have already voted and would like to revoke your proxy or change your vote, you may do so at any time before the special meeting of MarkWest common unitholders. If you are a MarkWest common unitholder of record, you may revoke your proxy and/or change your vote, or if you have not yet voted you may do so, at any time before 11:59 p.m. Eastern Time on Nov. 30, 2015 (the “Telephone/Internet Deadline”) or before the polls close at the MarkWest special meeting by (1) sending a written notice, which is received prior to the Telephone/Internet Deadline, to MarkWest at 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, Colorado 80202, Attn: Corporate Secretary, that bears a date later than the date of the proxy and states that you revoke your proxy, (2) submitting a valid, later-date proxy by mail, telephone or Internet that is received prior to the Telephone/Internet Deadline or (3) attending the special meeting of MarkWest common unitholders and voting by ballot in person (your attendance at the MarkWest special meeting will not, by itself, revoke any proxy that you have previously given). If you hold your MarkWest common units in “street name,” you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies. If your broker allows you to submit a proxy via the Internet or by telephone, you may be able to change your vote by submitting a new proxy via the Internet or by telephone or by mail.

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About MarkWest Energy Partners

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream service businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation.

Additional Information and Where to Find It

In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015 and a supplement to the proxy statement/prospectus dated November 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in Solicitation

MWE and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of common units with respect to the proposed transaction. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the prospectus filed by MPLX on October 30, 2015 and the related Registration Statement on Form S-4, which was declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of securities have changed since the amounts contained in the definitive proxy statement filed by MWE, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of MWE by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MWE’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MWE’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MWE being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MWE and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including MWE’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MWE’s Report on Form 10-Q for the quarter ended September 30, 2015. These risks, as well as other risks associated with MWE, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. MWE has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to MWE or MPLX or that MWE or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. MWE and MPLX do not undertake any duty to update any forward-looking statement except as required by law.

MarkWest Energy Partners, L.P.

Frank Semple, Chairman, President & CEO

Nancy Buese, Executive VP & CFO

Josh Hallenbeck, VP of Finance & Treasurer

866-858-0482